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                                                Filed Pursuant to Rule 424(b)(1)
                                                Registration File No.: 333-71949

                  SUPPLEMENT TO PROSPECTUS DATED JULY 13, 1999


         The Prospectus Summary section on page 3 is hereby amended to add the District of Columbia and Maine to the list of jurisdictions, which list jurisdictions in which we will neither solicit to buy nor an offer to sell our shares.

         The risk factor, "government regulation and legal uncertainties could add additional costs to doing business on the internet", is hereby amended to delete the state of Florida from the list of states in which residents will not be offered our shares in this offering.

                  The date of this Supplement is August 2, 1999